Exhibit 99.19

                              musicmaker.com, Inc.
                        c/o Barington Capital Group, L.P.
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019


VIA FACSIMILE (650) 549-2104
AND FEDERAL EXPRESS
----------------------------

June 13, 2002

Gerald W. Kearby
President and Chief Executive Officer
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, Ca 94063

Dear Mr. Kearby:

      I would like to have said that I was shocked and dismayed by your proposed action to merge Liquid Audio with Alliance Entertainment Corp., but I have come to believe that the senior management and Board of Directors of the company are primarily interested in perpetuating their own positions, rather than in enhancing shareholder values.

      In my opinion, the record industry is greatly troubled on all levels, and this "shotgun wedding" will only accelerate the losses. I sincerely hope that the company has not included a breakup fee in this proposed transaction, as that most certainly would be repugnant.

      Both musicmaker.com, Inc. and the company have already incurred substantial costs in this proxy solicitation. Delaying the Annual Meeting will only cause both parties to incur additional needless expenses and waste significant time.

      The company should go forward with the July 1, 2002 Annual Meeting and let the shareholders vote on the director nominees. This vote will be a clear message as to whether or not the shareholders support your management. You very well know your large shareholders. Why not call them to see what type of support, or lack thereof, they would give you in this transaction?

      As of 11:20 a.m. today, the stock price is down approximately 10% following your announcement. Isn't this tell tale?

      Please call me if you wish to further discuss this matter.

                                          Sincerely,

                                          /s/ Seymour Holtzman
                                          ---------------------------
                                          Seymour Holtzman
                                          Chairman of the Board
P.S.  Our phones are
"ringing off the hook"
with irate shareholders
expressing their outrage.

cc:   Board of Directors